Exhibit 3.1

CERTIFICATE OF AMENDMENT TO

RESTATED CERTIFICATE OF INCORPORATION OF

IMUNON, INC.

Imunon, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify that:

FIRST: The name of the Corporation is Imunon, Inc.

SECOND: This Certificate of Amendment (the “Certificate of Amendment”) amends the provisions of the Corporation’s Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on March 22, 2023 (the “Certificate of Incorporation”).

THIRD: The amendment to the Certificate of Incorporation below has been duly adopted by the board of directors of the Corporation and the stockholders of the Corporation pursuant to Section 242 of the DGCL.

FOURTH: The Certificate of Incorporation is hereby amended by amending and restating the first paragraph of Article FOURTH as follows.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue shall be 350,100,000 shares, consisting of (i) 350,000,000 shares of common stock, par value $0.01 per share (“Common Stock”), and (ii) 100,000 shares of preferred stock, par value $0.01 per share (“Preferred Stock”). The Preferred Stock may be issued from time to time in one or more series.

FIFTH: This Certificate of Amendment, and the amendment effected hereby, shall become effective upon filing with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, Imunon, Inc. has caused this Certificate of Amendment to the Restated Certificate of Incorporation to be signed by its duly authorized officer on this 11th day of July, 2025.

IMUNON, INC.

By:	/s/ Stacy R. Lindborg
Name:	Stacy R. Lindborg
Title:	Chief Executive Officer and President